NO ACT

PE
2-6-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025730

March 27, 2012

Anne T. Larin
General Motors Company
anne.t.larin@gm.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-27-12

Re: General Motors Company
Incoming letter dated February 6, 2012

Dear Ms. Larin:

This is in response to your letter dated February 6, 2012 concerning the shareholder proposal submitted to GM by Joseph A. Terranova. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 27, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Company
Incoming letter dated February 6, 2012

The proposal relates to special meetings.

There appears to be some basis for your view that GM may exclude the proposal under rules 14a-8(b) and 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GM's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Shaz Niazi
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Anne T. Larin
Corporate Secretary

General Motors Company
300 GM Renaissance Center
Mail Code: 482-C25-A36
Detroit, Michigan, 48265-3000
Tel 313.665.4927
Fax 313.667.1426
anne.t.larin@gm.com

February 6, 2012

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal (the "Proposal") received on December 23, 2011 from Joseph Terranova (Exhibit A) from the proxy materials for the 2012 Annual Meeting of Stockholders of General Motors Company ("GM"). The Proposal deals with the ability of stockholders to call a special stockholder meeting.

General Motors intends to omit the Proposal under Rule 14a-8(f), because the response to GM's request for proof of Mr. Terranova's eligibility to submit a proposal (the "Deficiency Notice") was not supplied within the required period.

According to the stock transfer agent that maintains GM's stock records, Mr. Terranova is not a record holder of GM common stock. Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

The cover letter for the Proposal included at the bottom this hand-printed notation: "# of shares 800/Purchased at I.P.O. at $33/share". Under Rule 14a-8(b)(2), this statement—presumably by or on behalf of the proponent—does not constitute sufficient documentary evidence of his eligibility to submit a proposal. Staff Legal Bulletin No. 14 (July 13, 2001) specifies that when the proponent is not a registered holder, he is responsible for proving his eligibility to submit a proposal in one of the ways provided in Rule 14a-8(b)(2).

On January 5, 2012 General Motors sent the Deficiency Notice (Exhibit B) to Mr. Terranova's designee John Chevedden by e-mail, informing him that the proponent was not a stockholder of record and requesting evidence of his beneficial stock ownership. (Mr. Terranova's cover letter instructed GM to direct all future communications regarding the Proposal to Mr. Chevedden at his e-mail address.) The Deficiency Notice described the types of evidence that would be acceptable and enclosed a copy of Rule 14a-8, noting that under subsection (f)(1) of the Rule he was required to send the evidence to GM within 14 days after receiving our letter. The Deficiency Notice also provided information from Staff Legal Bulletin 14F (October 18, 2011) describing how to determine if a certain bank or broker that holds stock on behalf of a proponent participates in DTC and, if not, how to obtain the required evidence of a proponent's stock ownership.

Since Mr. Chevedden received GM's letter on January 5, the last day he could provide the evidence in compliance with subsection (f)(1) was January 19. On January 23, 18 days after the Deficiency Notice, GM received a fax from Mr. Chevedden transmitting a letter from Morgan Stanley with regard to Mr. Terranova's beneficial stock ownership (Exhibit C).

Accordingly, the proponent's stock ownership was not verified within 14 days after receiving the Deficiency Notice from GM. The Staff has previously taken a no-action position where a company omitted a stockholder proposal pursuant to Rule 14a-8(f) because the proponent responded to the company's proper deficiency notice more than 14 days after it was received. See, e.g., Pitney Bowes, Inc. (January 13, 2012); General Electric Company (December 31, 2007) (proposal excludable where proof of ownership provided 17 days after the deficiency notice).

Mr. Chevedden may be reached by e-mail at FISMA & OMB Memorandum M-07-16 ***

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for GM's 2012 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin
Corporate Secretary and Attorney

Enclosures

c: John Chevedden

Rule 14a-8 Proposal (GM)

*** FISMA & OMB Memorandum M-07-16 ***

to:

Anne T. Larin, Anne Larin

12/23/2011 04:14 PM

Cc:

Greg Lau

Hide Details

*** FISMA & OMB Memorandum M-07-16 ***

To: "Anne T. Larin" <stockholder.services@gm.com>, Anne Larin <anne.t.larin@gm.com>

Cc: Greg Lau <greg.lau@gm.com>

History: This message has been replied to and forwarded.

1 Attachment

CCE00002.pdf

Dear Ms. Larin,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Joseph A. Terranova

Joseph A Terranova Jr

Mr. Daniel F. Akerson
Chairman of the Board
General Motors Company (GM)
300 Renaissance Ctr
Detroit MI 48265
Phone: 313 556-5000

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Akerson,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH *** FISMA & OMB Memorandum M-07-16 *** t:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to. FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Joseph A Terranova date: 12-23-2011

address

cc: Anne T. Larin <stockholder.services@gm.com>
Corporate Secretary
FX: 313-665-4978

# of Shares 800
Purchased at I.P.O. of $33/share

[GM: Rule 14a-8 Proposal, December 23, 2011]
3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

Three of the four members of our audit committee were marked as a "Flagged (Problem) Directors" by The Corporate Library, an independent investment research firm, due to their GM board responsibilities leading up to GM's 2009 bankruptcy: Erroll Davis, Philip Laskawy and Kathryn Marinello. Mr. Davis also missed the last two GM public shareholder meetings.

David Bonderman, on our executive pay committee, was another flagged director due to his board responsibilities at Magellan Health Services leading up to its bankruptcy.

Mr. Laskawy and Mr. Bonderman served on 5 boards each – overextension concern. Six of our directors owned less than 801 shares each – no skin in the game. Cynthia Ann Telles, on our nomination committee, received our highest negative votes – into double-digits.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
Joseph A. Terranova, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal (GM)

Anne T. Larin to *** FISMA & OMB Memorandum M-07-16 *** 12/24/2011 09:21 AM

Cc: Greg Lau, "Anne T. Larin

From:	Anne T. Larin/US/GM/GMC
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Greg Lau <greg.lau@gm.com>, "Anne T. Larin" <stockholder.services@gm.com>

Dear Mr. Chevedden,

We have received your e-mail submitting a stockholder proposal on behalf of Joseph Terranova. GM is closed for the holidays, but I will inform you of any technical deficiencies within the 14-day period provided by Rule 14a-8.

Best wishes for a happy holiday season,

Anne Larin

Anne T. Larin
Corporate Secretary
Phone: 313-665-4927
Fax: 313-667-1426

*** FISMA & OMB Memorandum M-07-16 *** Dear Ms. Larin, Please see the attached Rule 14... 12/23/2011 04:14:05 PM

From:	*** FISMA & OMB Memorandum M-07-16 ***
To:	"Anne T. Larin" <stockholder.services@gm.com>, Anne Larin <anne.t.larin@gm.com>
Cc:	Greg Lau <greg.lau@gm.com>
Date:	12/23/2011 04:14 PM
Subject:	Rule 14a-8 Proposal (GM)

Dear Ms. Larin,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Joseph A. Terranova [attachment "CCE00002.pdf" deleted by Anne T. Larin/US/GM/GMC]

All the best for the New Year

*** FISMA & OMB Memorandum M-07-16 ***

to:

Anne T. Larin

12/26/2011 07:34 PM

Hide Details

From: *** FISMA & OMB Memorandum M-07-16 ***

To: "Anne T. Larin" <anne.t.larin@gm.com>

History: This message has been forwarded.

Dear Ms. Larin, All the best for the New Year,
John Chevedden

Exhibit B

Re: Rule 14a-8 Proposal (GM)
Anne T. Larin *** FISMA & OMB Memorandum M-07-16 *** 01/05/2012 01:09 PM
Cc: Greg Lau, "Anne T. Larin"

From:	Anne T. Larin/US/GM/GMC
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Greg Lau <greg.lau@gm.com>, "Anne T. Larin" <stockholder.services@gm.com>

Dear Mr. Chevedden,

Please see the attached letter (and accompanying copy of Rule 14a-8) regarding the proposal submitted on behalf of Joseph A. Terranova.

Rule 14a-8.pdf terranova letter.pdf

Anne T. Larin
Corporate Secretary
Phone: 313-665-4927
Fax: 313-667-1426

*** FISMA & OMB Memorandum M-07-16 Dear Ms. Larin, Please see the attached Rule 14... 12/23/2011 04:14:05 PM

From:	*** FISMA & OMB Memorandum M-07-16 ***
To:	Anne T. Larin <stockholder.services@gm.com>, Anne Larin <anne.t.larin@gm.com>
Cc:	Greg Lau <greg.lau@gm.com>
Date:	12/23/2011 04:14 PM
Subject:	Rule 14a-8 Proposal (GM)

Dear Ms. Larin,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Joseph A. Terranova [attachment "CCE00002.pdf" deleted by Anne T. Larin/US/GM/GMC]

Anne T. Larin
Corporate Secretary

General Motors Company
300 GM Renaissance Center
Mail Code: 482-C25-A36
Detroit, Michigan, 48265-3000
Tel 313.665.4927
Fax 313.667.1426
anne.t.larin@gm.com

January 5, 2012

BY E-MAIL
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

General Motors has received a letter dated December 23, 2011 submitting a stockholder proposal for the 2012 Annual Meeting of Stockholders signed by Joseph A. Terranova,Jr. and asking us to direct all communications regarding his proposal to you.

According to GM's transfer agent, Mr. Terranova is not a record owner of GM common stock. As you know, under Proxy Rule 14a-8 (a copy of which is accompanying this letter) a stockholder must have continuously held at least $2,000 in market value of voting securities to be eligible to submit a stockholder proposal. Please provide us with evidence that Mr. Terranova satisfies the stock ownership requirements of Rule 14a-8.

Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

If evidence of Mr. Terranova's beneficial ownership of GM stock is provided under Subsection 2(i) quoted above, we must receive evidence of his beneficial ownership from a DTC participant. Some banks and brokers are DTC participants, but not all of them. In Staff Bulletin 14F, the SEC Staff recently provided the following information about how to determine if a certain bank or broker participates in DTC and, if not, how to obtain the required evidence:

> *How can a shareholder determine whether his or her broker or bank is a DTC participant?*
>
> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.
>
> *What if a shareholder's broker or bank is not on DTC's participant list?*
>
> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

9. In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

As stated in Question 6(1) of Rule 14a-8, you must send satisfactory evidence of stock ownership no later than 14 days after you receive this letter. If you do not send the required evidence within that time, we may omit the proposal from the proxy statement for the 2012 Annual Meeting.

Please direct your stock ownership information to me, at the address at the bottom of the first page (including the mail code—MC482-C23-D24), at my e-mail address anne.t.larin@gm.com, or by fax at 313-667-1426. (The fax number under my name in the December 23 cover letter is no longer in service.)

Also, I notice that the seventh paragraph of the proposal includes this sentence: "Six of our directors owned less than 801 shares each – no skin in the game." Yesterday GM filed Form 4s for each of our non-employee directors to report that they have acquired deferred stock units by deferring all or a portion of their retainers into the equivalent of GM common stock. The forms are available on our website, gm.com under "Investors—SEC Filings" or on sec.gov. If you would like to update this sentence in light of this new information, we would not object.

I hope your holidays went well—Southern California certainly looked beautiful at the Tournament of Roses Parade.

Very truly yours,

Anne T. Larin
Corporate Secretary

Encl.

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a).

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

Rule 14a-8. Shareholder Proposals. This rule addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this rule in a question-and-answer format so that it is easier to understand. The references to **"you"** are [directed] to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this rule refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this rule?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below (Rule 14a-8(j)).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other basis may a company rely on to exclude my proposal?

(1) **Improper under state law.** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> **Note to paragraph (i)(1).** Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) **Violation of law.** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2). We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) **Violation of proxy rules.** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

(4) **Personal grievance; special interest.** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance.** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority.** If the company would lack the power or authority to implement the proposal;

(7) [1]**Management functions.** If the proposal deals with a matter relating to the company's ordinary business operations; [*See* note 1 on this page.]

(8) **Relates to election.** If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) **Conflicts with company's proposal.** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9). A company's submission to the Commission under this rule should specify the points of conflict with the company's proposal.

(10) **Substantially implemented.** If the company has already substantially implemented the proposal;

(11) **Duplication.** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions.** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

[1] On July 15, 2002, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14A, announcing that it had changed its position regarding the application of Rule 14a-8, which it had previously applied to the rule permitting the exclusion of shareholder proposals relating to broad-based equity compensation plans on the basis that they were related to a company's "ordinary business" matters. After much public debate about such plans, the Division announced that, going forward, a public company may not rely on the rule's "ordinary business" provision to omit the following proposals from its proxy statements:

a) Any proposal that focuses on equity compensation plans that may be used to compensate only senior executive officers and directors; and

b) any proposal that focuses on equity compensation plans that potentially would result in material dilution to existing shareholders, regardless of who participates in the plan.

The new staff interpretation applies to all public companies, not just companies listed or quoted on the New York Stock Exchange and NASDAQ.

To obtain a copy of the Bulletin, call Keir D. Gumbs, Special Counsel, Office of Chief Counsel, Division of Corporation Finance, at (202) 942-2900, or http://www.sec.gov/interps/legal/cfslb14a.htm.

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) **Specific amount of dividends.** If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along

with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following time frames:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy, or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Exhibit C

5211 Cascade Road SE
Grand Rapids, MI 49546
direct 616 974 8900
fax 616 974 8950
toll free 888 769 9142

MorganStanley
SmithBarney

January 18, 2012

Joseph A Terranova

*** FISMA & OMB Memorandum M-07-16 ***

RE: *** FISMA & OMB Memorandum M-07-16 ***

Dear Joseph,

As of the date of this letter (market close), Joseph Terranova, currently owns 800 shares of GM stock and has continuously held that amount since November 17, 2010 in account *** FISMA & OMB Memorandum M-07-16 *** here at Morgan Stanley Smith Barney. Our DTC code is 0015.

Sincerely,

Tanya M. Hawley
Portfolio Associate
Morgan Stanley Smith Barney
5210 Cascade Rd SE | Grand Rapids, MI 49546
Phone: 616-974-8927
Fax: 616-974-8950

This information and data is being provided at your request and is from sources considered reliable, but their accuracy and completeness is not guaranteed. It has been prepared for illustrative purposes only and is not intended to be used as a substitute for the transaction statements you receive from Morgan Stanley Smith Barney LLC. Please compare the data on this document carefully with your transaction statements to verify its accuracy. This information is based upon the market value of your account as of the close of business on January 18, 2012, and is subject to daily market fluctuation.

Post-it® Fax Note 7671	Date	# of pages ▶
To Anne Garvin	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 313-667-1426	Fax #	